Ballard Power Systems Inc.

News Release

Ballard Announces Deployment of Fuel Cell Power Systems In Idea Cellular India Network

•	Clean power to be generated using by-product hydrogen

For Immediate Release – February 21, 2012

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) has announced that fuel cell systems manufactured by Dantherm Power, its backup power company, are being deployed in the Idea Cellular wireless telecommunications network in India. Commissioning of thirty (30) 2-kilowatt DBX2000 systems, the sale of which was announced in a Ballard press release on November 1, 2011, will be completed in March.

The Telecom Regulatory Authority of India (TRAI) issued a directive in January, 2012 requiring 50% of all rural telecom base station towers and 33% of all urban towers in the country to be powered by hybrid solutions within 5-years. Hybrid solutions involve a combination of renewable energy sources, such as hydrogen fuel cells, and grid electricity.

Anil Tandon, Chief Technology Officer at Idea Cellular said, “We intend to move quickly in complying with TRAI’s directive. Fuel cell-based power is a focus for us because of its reliability, efficiency, green attributes and our commitment to environmentally friendly technologies. We have completed our evaluation of alternative solutions and are happy to work with Dantherm Power’s product.”

Idea Cellular is part of the $35 billion multinational Aditya Birla Group and is India’s third-largest mobile services operator. The Company has more than 100 million subscribers generating in excess of one-billion minutes of communications traffic each day across its network of 70,000 cell sites.

Fuel cell systems will be deployed at cell tower locations in close proximity to an Aditya Birla Group chemical plant in the region of Nadga, Madhya Pradesh. During the production of caustic soda at the plant, hydrogen is also produced as a by-product. This hydrogen, and hydrogen produced at other Aditya Birla Group chemical plants in India, has traditionally been used in boilers or has been sold to third party vendors. However, Dantherm Power’s DBX2000 systems – which are powered by Ballard fuel cell stacks – will use this hydrogen as fuel. This will displace diesel generators that are currently required to operate on a near-daily basis, due to frequent grid power outages.

John Sheridan, Ballard President and CEO said, “There is a tremendous opportunity for clean energy solutions in the fast-growing India market. This initial deployment with Idea Cellular is an exciting step in validating the financial and environmental benefits of our fuel cell products to Idea Cellular and to prospects in India.”

Dantherm Power and Delta Power Solutions (India) [Delta] operate jointly under a 2011 collaboration agreement. Delta will integrate and install Dantherm Power’s DBX2000 systems into a hybrid power solution at Idea Cellular sites and will then provide operational support for these systems under a 10-year service agreement with Idea Cellular.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market adoption for our products. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com